EXHIBIT 99.1

GENFIT: Third Quarter 2020 Financial Information and Launch of Renegotiation of Convertible Bond

–  Cash and cash equivalents of €199.3 million as of September 30, 2020

–  Company proposes a partial buyback and an amendment of the existing terms of the 2022 OCEANEs

Lille (France), Cambridge (Massachusetts, United States), November 16, 2020 – GENFIT (Nasdaq and Euronext: GNFT) a late-stage biopharmaceutical company dedicated to improving the lives of patients with metabolic and chronic liver diseases, today announced its cash position as of September 30, 2020 and revenues for the first nine months of 20201, and proposes to 2022 OCEANEs holders a partial buyback and an amendment of the existing terms.

Cash Position

As of September 30, 2020, the Company’s cash and cash equivalents amounted to €199.3 million compared with €303.0 million one year earlier.

As of June 30, 2020, cash and cash equivalents totaled €225.7 million.

Revenues2

Revenues for the first nine months of 2020 amounted to €350 thousand compared to €31 million for the same period in 2019.

Revenues for the 3rd quarter resulted mainly from services provided and revenues under the licensing and collaboration agreements signed with Labcorp and Terns Pharmaceuticals.

Recap

On September 30, 2020, GENFIT announced its plan to reduce its cash burn by more than 50% by 2022 compared to the cash burn prior to the RESOLVE-IT Phase 3 data.

________________________________

[1]	Unaudited financial information under IFRS
[2]	Revenue recognized under IFRS 15

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	1

GENFIT confirms its objective to reduce the current cash burn rate from €110 million annually before our Phase 3 data, to approximately €45 million annually, beginning in 2022. Due to the residual expenses related to the termination of RESOLVE-IT and the workforce restructuring plan, 2021 will be a transition year from a cash burn standpoint.

This plan incorporates the following key components:

•	The overall clinical development program for elafibranor in NASH and all activities associated with the commercial launch of elafibranor in NASH have been terminated given the low probability of success compared to required expenses. The termination includes the NASH combination therapy trials, the pediatric trials, and other trials such as the evaluation of the impact of elafibranor on liver fat composition;

•	A comprehensive cost-saving plan has been implemented, including the redirection of R&D activities and the termination of secondary programs such as the RORgT program;

•	A workforce restructuring plan is underway to reduce the overall workforce by 40%, encompassing both the U.S and France in order to align the company size to the new scope of activity. The Company expects the plan to be completed by the end of the year.

Partial buyback and amendment of the terms of the 2022 OCEANEs

Pascal Prigent, CEO of GENFIT, commented: “The partial buyback and amendment of the terms of our convertible bonds, the terms of which are described below, aim to reduce by more than 50% the nominal amount of GENFIT’s financial debt, and to defer the maturity date of the remainder until 2025. We can allocate a maximum of €50 million to this transaction which will help the company maximize its chances of success in the interest of all stakeholders involved: the Company, its shareholders and bondholders. I am confident that through a constructive discussion with our bondholders we will find an acceptable compromise which will put the Company in a good position following the results of our Phase 3 PBC trial”.

Main terms of the October 2022 OCEANEs

In October 2017, GENFIT (the “Company”) issued 6,081,081 bonds convertible into new shares and/or exchangeable for existing shares due on October 16, 2020 for a nominal amount of €179,999,997.60 (“2022 OCEANEs”) by way of a private placement to institutional investors.

The 2022 OCEANEs were issued at a nominal unit value of €29.60 and bear interest at an annual nominal rate of 3.50%, payable semi-annually in arrears on April 16 and October 16 of each year.

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	2

The 2022 OCEANEs entitle their holders to receive new and/or existing GENFIT shares at an initial conversion/exchange ratio of one share per 2022 OCEANE.

The 2022 OCEANEs trade on Euronext Access™ (ISIN: FR0013286903).

Company objectives

Despite the Company’s significant cost savings initiatives, the expected cash position on the maturity date of the 2022 OCEANEs will not allow the Company to repay the convertible bonds at par. This represents a significant hurdle to the Company’s development and the pursuit of its new strategy, with adverse consequences in several areas: access to funding, signing of commercial agreements or strategic partnerships.

Therefore, this situation represents a major constraint for the Company and all the stakeholders: the 2022 OCEANE holders, shareholders, financial and commercial partners.

The Company’s significant efforts to preserve its cash must therefore be accompanied by an amendment of the terms and conditions of the 2022 OCEANEs.

Natixis and Kepler Cheuvreux (the “Counsels”) have been appointed by the Company to assist in this partial buyback and the amendment of the terms of the 2022 OCEANEs.

The Company and its Counsels have prepared a proposal encompassing a partial repurchase and an amendment of the terms of the 2022 OCEANEs, with the objective of:

•	preserving as much as possible the Company’s ability to finance its operations;
•	reducing the nominal amount of the financial debt to be redeemed;
•	deferring the maturity date of its convertible bonds in line with the next milestones in the Company’s two main programs: the ELATIVE™ Phase 3 clinical trial evaluating elafibranor in PBC and the NIS4™ technology for (NASH) diagnosis; and
•	maximizing the potential for value-creation for shareholders and the 2022 OCEANE holders.

Proposal to the 2022 OCEANEs holders

In order to reach its objectives, the Company is considering proceeding in two interdependent phases:

1)	Partial buyback of the 2022 OCEANEs

The Company is looking to reduce by more than 50% the nominal amount of the 2022 OCEANEs by repurchasing bonds that will then be cancelled. Considering the current cash level and the expected cash consumption over the coming years, the Company has allocated a maximum of €50 million to this objective. This envelope was determined to allow the continued operation of the Company’s business until the ELATIVE™ Phase 3 clinical trial evaluating elafibranor in PBC can be monetized.

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	3

All the repurchased 2022 OCEANEs will be bought back at the same price.

Should the buyback requests from the 2022 OCEANEs holders exceed the €50 million maximum repurchase amount contemplated by the Company, buyback requests will be reduced proportionally to ensure equal treatment among all the holders.

2)	Amendment of the remaining portion (post partial buyback) of the terms of the 2022 OCEANEs

In order to pursue its strategy and maximize value creation for its shareholders and the 2022 OCEANEs holders, the Company proposes to amend the 2022 OCEANEs terms as described below:

o	a 3-year deferral of the maturity date (until October 16, 2025) which would reduce the financial pressure on the Company and give it the flexibility to decide on the optimal strategy to monetize results of the Phase 3 clinical trial ELATIVE™ evaluating elafibranor in PBC: direct commercial development or through partnerships, strategic alliances, etc.;
o	a deferral of the start of the early redemption period[3] provided for in the 2022 OCEANEs terms and conditions (until November 3, 2023); and
o	an increase of the conversion ratio of the 2022 OCEANEs to be further determined, leading to an increased likelihood of conversion of the remaining portion of the 2022 OCEANEs, ultimately reinforcing the Company’s equity.

Implementation4

2022 OCEANE holders interested in the proposed partial buyback are invited to contact the Company or its Counsels. Retail holders should contact the 2022 OCEANE Bondholder Representative (Représentant de la Masse) at genfit@aetherfs.com

The Company will announce the definitive terms of the partial buyback as well as the amendments to the 2022 OCEANEs terms and conditions (in particular, the repurchase price offered for the 2022 OCEANEs and the contemplated conversion ratio) in a subsequent communication.

_____________________________

3 Early redemption event at the Company’s option which may encourage the conversion of the OCEANEs into shares in the event the Company's share price exceeds 150% of the conversion price over a specified period.

4 At this stage, the renegotiation of the 2022 OCEANE terms remains in draft form.

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	4

The Company and the 2022 OCEANE holders will then be able to enter into agreements relating to the 2022 OCEANE buyback, which will remain contingent on and occur after the following events:

1)	approval by the Extraordinary General Meeting of the Company’s shareholders of the new conversion ratio; and
2)	approval by the 2022 OCEANE holders of the aforementioned amendments.

As a final step, the Company will convene a general meeting of the shareholders and a general meeting of the 2022 OCEANE holders, which are expected to be held in the first quarter of 2021.

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company dedicated to improving the lives of patients with cholestatic and metabolic chronic liver diseases. GENFIT is a pioneer in the field of nuclear receptor-based drug discovery, with a rich history and strong scientific heritage spanning more than two decades. GENFIT is currently enrolling in a Phase 3 clinical trial evaluating elafibranor in patients with primary biliary cholangitis (PBC). As part of GENFIT’s comprehensive approach to clinical management of patients with liver disease, the Company is also developing NIS4™, a new, non-invasive blood-based diagnostic technology which could enable easier identification of patients with at-risk NASH. NIS4™ technology has been licensed to LabCorp in the U.S. and Canada for the development and commercialization of a blood-based molecular diagnostic test powered by NIS4™ technology. GENFIT has facilities in Lille and Paris, France, and Cambridge, MA, USA. GENFIT is a publicly traded company listed on the Nasdaq Global Select Market and on compartment B of Euronext’s regulated market in Paris (Nasdaq and Euronext: GNFT). www.genfit.com

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to GENFIT, including statements regarding our capacity to renegotiate the terms of our 2022 OCEANEs convertible bonds, our capacity to implement our restructuring plans, including a workforce restructuring plan, the impact of the plans and negotiations on our capacity to significatively reduce, in the upcoming years, our operational expenses and our cash burn; in particular in a context of uncertainty related to the COVID-19 pandemic that could significatively affect our revenues projections, some operational expenses related to our clinical trials, and consequently, our projected cash burn. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	5

intended to identify forward-looking statements. Although the Company believes its expectations are based on the current expectations and reasonable assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, biomarkers, progression of, and results from, its ongoing and planned clinical trials, review and approvals by regulatory authorities of its drug and diagnostic candidates, exchange rate fluctuations and the Company’s continued ability to raise capital to fund its development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the French Autorité des marchés financiers (“AMF”), including those listed in Section 4 “Main Risks and Uncertainties” of the Company’s 2019 Universal Registration Document filed with the AMF on May 27, 2020 under n° D.20-0503, which is available on GENFIT’s website (www.genfit.com) and on the website of the AMF (www.amf-france.org) and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s 20-F dated May 27, 2020. In addition, even if the Company’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this document. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

CONTACT

GENFIT | Investors

Naomi EICHENBAUM – Investor Relations | Tel: +1 (617) 714 5252 | investors@genfit.com

PRESS RELATIONS | Media

Hélène LAVIN – Press relations | Tel: +333 2016 4000 | helene.lavin@genfit.com

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	6